Exhibit 3.1

ARTICLES OF ORGANIZATION

OF

GYRODYNE, LLC

Under Section 203 of the
Limited Liability Company Law

FIRST: The name of the limited liability company is Gyrodyne, LLC.

SECOND: The county within this state in which the office of the limited liability company is to be located is Suffolk County.

THIRD: The secretary of state is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the secretary of state shall mail a copy of any process against the limited liability company served upon him or her is One Flowerfield, Suite 24, Saint James, New York 11780.

IN WITNESS WHEREOF, this certificate has been subscribed this 2nd day of October, 2013.

By: /s/ Frederick C. Braun III
Name: Frederick C. Braun III
Title:   Organizer